

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Matthew Stecker
Chief Executive Officer
Evolving Systems, Inc.
9800 Pyramid Court, Suite 400
Englewood, Colorado 80112

> **Re: Evolving Systems, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed October 29, 2021**
> **File No. 001-34261**

Dear Mr. Stecker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Clarke, Esq.